June 30, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Markel Corporation
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated June 9, 2006. For ease of reference, we have reproduced your comments and provided our response directly following the numbered comments in your letter.

To address your comments on enhancing and expanding our discussion of Critical Accounting Estimates related to Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, we have attached Appendix A to this letter. We propose that the revised disclosure reflected in Appendix A be included in future filings of our Form 10-K, updated as appropriate. As the revisions to this section are extensive and responsive to several of your comments, we suggest you first read Appendix A and then read our responses below.

Form 10-K for fiscal year ended December 31, 2005

Selected Financial Data, page 33

1.	You use a financial measure, debt to total capital, which treats your 8.71% junior Subordinated Debentures as equity securities. Please explain to us how your disclosure complies with the guidance in ASR No. 142 and disclosure of non-GAAP financial measures in Item 10(e) of Regulation S-K.

In future filings, we will remove “Debt to total capital (Junior Subordinated Debentures as equity)” from the table on pages 32 and 33.

Notes to Consolidated Financial Statements

8. Unpaid Losses and Loss Adjustment Expenses, page 52

2.	Your SOP 94-5 tabular disclosure for both total reserves and A&E reserves shows “restated” reserve amounts as of the beginning of the year due to adjustments for commutations, acquisitions, dispositions and changes in foreign currency rates. Use of the term, “restated,” is confusing and could be construed as a correction of an error. Please provide in disclosure-type format a revised table that does not use the term, “restated” and allocates these restatement amounts to the categories prescribed in SOP 94-5. Describe your accounting for these “restatement” amounts and quantify each adjustment and any related gain or loss for each year presented. Also, provide revised presentation in disclosure-type format of the corresponding table in the MD&A section, Claims and Reserves.

In future filings, we will revise our SOP 94-5 tabular disclosure (see page 52) to more accurately describe the most significant components of the “restated” amounts (e.g. in 2005’s tabular disclosure, the caption “Commutations, dispositions and other” would be replaced with “Foreign currency movements, dispositions and other”). We will also remove the word “restated” from the tabular disclosure and the discussion thereafter. Additionally, we will replace the word “restated” with “adjusted” in the corresponding table in MD&A (see page 98).

The “restated” amounts in the table primarily consist of the effect of the movement of the foreign currency rate of exchange on the beginning balance of net reserves for losses and loss adjustment expenses and, in 2005 only, the disposition of our wholly-owned reinsurance subsidiary, Corifrance. These amounts represent necessary and appropriate adjustments to the beginning net reserves for losses and loss adjustment expenses, but do not correspond to the categories prescribed in SOP 94-5. We believe it is appropriate to continue showing these amounts as an adjustment to the beginning balance of net reserves for losses and loss adjustment expenses. We will, however, enhance our discussion in future filings to quantify the components of the adjustment for each year presented. Using 2005 as an example, the disclosure might look as follows:

“In 2005, the reduction to the beginning of the year net reserves for losses and loss adjustment expenses was primarily due to a favorable movement of $103.1 million in the foreign currency rate of exchange between the United States Dollar and the United Kingdom Sterling and a $45.2 million decrease related to the sale of Corifrance. The increase in the beginning of the year net reserves for losses and loss adjustment expenses in both 2004 and 2003 was primarily due to $67.8 million and $87.5 million, respectively, of unfavorable movement in the foreign currency rate of exchange between the United States Dollar and the United Kingdom Sterling.”

We advise you supplementally that, for each of the years presented, the effect of commutations on the beginning of the year net reserves for losses and loss adjustment expenses and the gains or losses on those commutations were immaterial. To the extent commutations are material to results of operations, cash flows or financial position, we will disclose and quantify their impact in future filings. To the extent the gains or losses on commutations are material in future filings, we will quantify their impact and disclose that the gains or losses are included in incurred losses and loss adjustment expenses.

Managements’ Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand on a line of business basis 1) management’s process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to next four comments.

3.	You provide a general explanation of reserve methodologies but do not disclose the specific reserve methodologies for each of your major lines of business. Please provide the following information by line of business in a disclosure-type format.

•	Describe your process for calculating the IBNR reserve, and how it relates to the ultimate unpaid liability, cumulative paid claims and case reserves.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to more fully describe our process for calculating IBNR reserves and how those reserves relate to our ultimate unpaid liability, cumulative paid claims and case reserves.

•	Describe the specific methodologies used to determine ultimate reserves for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of “judgmental techniques” that you use when statistical data is insufficient or unavailable.

We offer over 90 major product lines, none of which exceeded 8% of gross written premium in 2005, and do not believe that it would be meaningful or practical to provide further explanation of the methodologies, judgments and uncertainties surrounding our estimates of loss reserves by each line of business. On an overall basis, we will provide a detailed discussion of management’s process for establishing its estimates for loss reserves (see Appendix A).

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to better describe our use of “judgmental techniques.”

•	We note that you establish reserves that are more likely redundant than deficient and that your recorded reserves exceeded actuarially calculated reserves by approximately 4.5% at December 31, 2005. So that investors can better understand the judgments and uncertainties in your loss reserving process, describe how you determined this provision for uncertainty and quantify this provision by line of business for each period presented. Explain your basis for concluding that the 4.5% provision is a reasonable estimate of the exposure arising from the “subjective factors” by line of business at December 31, 2005.

We advise you supplementally that each quarter our actuaries prepare their best estimate of the ultimate liability for unpaid losses and loss adjustment expenses based upon established actuarial methods. These estimates are prepared for each of our major product lines, by year, for each of our business units. As part of our quarterly closing process, the results of this “bottom up” approach are reviewed by management during meetings with our actuaries and business unit management, including underwriting and claims personnel. During these meetings, management considers and discusses, as appropriate, the subjective factors discussed on pages 79 and 80 (e.g. “economic and social inflation, judicial decisions, law changes” and “underwriting and claims handling changes”) by product line, with unique conclusions being drawn in each instance. The reference to a 4.5% difference between management’s best estimate of loss reserves and the actuarially calculated point estimate represents the aggregation of differences, by line of business, of the perspectives of management and our actuaries relative to the many subjective factors discussed in Critical Accounting Estimates. In some cases, actuarial analysis, which is based on statistical analysis, cannot fully incorporate all of the subjective factors that affect the development of losses. In other cases, management’s point of view on these more subjective factors may differ from the actuarial point of view. As a result, the actuarially calculated point estimates are one of many factors that we consider as part of management’s quarterly review of loss reserves for each of our lines of business. This difference is not a provision for uncertainty. In evaluating this aggregate difference between management’s best estimate of loss reserves and the actuarially calculated point estimate as of the end of each reporting period, management ensures that our reserving philosophy has been consistently applied and that net reserves for unpaid losses and loss adjustment expenses are within a reasonable range of our actuaries’ best estimates.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to more fully explain management’s evaluation of loss reserves and reasons why management’s best estimate may differ from the actuarially calculated point estimate.

•	You disclose that A&E exposures are subject to significant uncertainty due to potential severity and an uncertain legal climate. Describe and quantify the factors that cause this higher level of uncertainty and how you have provided for this exposure in establishing your A&E reserves. Indicate whether and to what extent the A&E provision for uncertainty changed during the periods presented.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to more fully describe the factors that give rise to a higher degree of uncertainty with asbestos and environmental (A&E) exposures and how we consider these factors when establishing our A&E loss reserves.

We do, however, believe an appropriate place to discuss the nature and extent of changes in our A&E reserves is in our discussion of Results of Operations in MD&A as currently presented in the second and third paragraphs on page 89. This disclosure captures both the factors that have caused a higher degree of uncertainty relative to loss reserves for A&E exposures (e.g. bankruptcies of asbestos defendants and significant increases in the number of claims from exposed, but not ill, individuals) and the extent to which our provision for A&E exposures has changed over time (e.g. during our 2005 review we noted an increase in the severity of losses on reported claims and, in 2003, the increase reflected a higher than expected incidence of new claims and adverse appellate and bankruptcy court decisions).

•	Describe the nature and frequency of your procedures for determining the adequacy of loss reserves. Indicate how these procedures differ between your interim and annual reserve verifications.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to describe the nature and frequency of our procedures for determining the adequacy of our loss reserves, distinguishing between interim and annual procedures when appropriate.

4.	We understand that you establish best estimates for your insurance reserves, which are generally higher than the actuarially calculated point estimates. You also consider a range of “reasonably possible” outcomes in determining your best estimate. Please provide the following information by line of business in disclosure-type format:

For the reasons discussed above in response to comment 3, we do not believe that it would be meaningful or practical to provide reserve information by line of business.

•	A description of the key assumptions used to determine the boundaries of each range and what specific factors led management to believe that its best estimate rather than any other amount within the range represented the best estimate of incurred losses.

In the third paragraph on page 80, we state that our actuaries establish the boundaries of each range using statistical models. In the fourth paragraph on page 80, we caution readers not to place undue reliance on the actuarially determined ranges as they are only one of many points of reference used to determine management’s best estimate of ultimate losses. We believe that incorporating additional disclosures related to the boundaries of the ranges would be misleading as to the importance of these ranges relative to the many other factors used by management in making reserve estimates.

•	An explanation of the term, “reasonably possible,” as used in establishing the range of losses.

We advise you supplementally that our use of the term “reasonably possible” as used in establishing the range of losses is consistent with the definition provided in paragraph 3 of FAS 5, which defines the term as follows: “The chance of the future event or events occurring is more than remote but less than likely.”

5.	Please describe in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss and loss adjustment expenses.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to more fully describe key assumptions that materially affect our estimate of the reserve for loss and loss adjustment expenses.

a.	For each of your key assumptions, quantify and explain what caused them to change during the periods presented.

b.	Discuss whether and to what extent you have adjusted each of the key reserve assumptions and the provision for uncertainty given the historical changes and/or given current trends observed, as discussed in “a” above. This discussion should reconcile the historical changes and/or the current trends observed to what management has calculated as its most recent key assumptions.

We believe that the appropriate context for discussing changes in our key assumptions, including quantifying their impact during the periods presented, is in the Results of Operations section of MD&A, which begins on page 83. Changes in key assumptions affecting reserves for losses and loss adjustment expenses are discussed throughout pages 85-89. For example, we state in the first paragraph on page 85: “Both the gross and net loss estimates on the 2005 Hurricanes represented our best estimate of losses based upon the most current information available at December 31, 2005,” and we then explain our loss estimation process relative to the 2005 storms. Similarly, and as discussed in our responses to comments 10 and 11 below, we have explained and quantified changes in assumptions regarding loss reserve development at the Investors Brokered Excess and Surplus Lines unit, the Shand Professional/Products Liability unit and within A&E exposures. In addition to these examples, MD&A includes discussion of other changes in assumptions that have led to adjustments to loss reserves, such as collectibility of reinsurance recoverables and adverse loss reserve development within our London Insurance Market segment.

While uncertainty will inherently exist when establishing any liability that is subject to significant estimates and assumptions, management’s “bottom-up” quarterly loss reserve review process, discussed above in our response to comment 3, does not include calculating, or establishing in any context, a specific, quantifiable “provision for uncertainty.”

c.	You state that losses from the 2005 Hurricanes significantly exceeded the assumptions in the third party catastrophe modeling software used to estimate reserves. Provide an expanded description and quantification of the primary assumptions utilized in your catastrophe modeling, your actual experience related to the 2005 Hurricanes and the corresponding assumptions in your reserve estimate at December 31, 2005.

Our actual experience related to the 2005 Hurricanes and the corresponding assumptions in our reserve estimate at December 31, 2005 are discussed in the first and third paragraphs on page 85, where we disclose the following:

“Both the gross and net loss estimates on the 2005 Hurricanes represented our best estimate of losses based upon the most current information available at December 31, 2005. We have used various loss estimation techniques to develop these reserves, including detailed policy level reviews and direct contact with insureds and brokers. However, reported losses and information on potential losses have come in slowly given the magnitude of loss to the insurance industry and the geographic dispersion of insured accounts. Additionally, third party catastrophe modeling software typically used to help estimate expected losses predicted significantly lower losses for these events than our estimated ultimate losses. Due to these factors, we believe our gross and net loss estimates on the 2005 Hurricanes have a high degree of volatility.

The level of hurricane activity and insured losses in 2005 and 2004 was significantly more than we expected. We have reviewed the modeling tools and the underwriting guidelines and procedures we use to underwrite catastrophe-exposed business. Beginning in 2006, we will supplement the catastrophe models with additional tools. We have also instituted stricter underwriting guidelines by offering lower policy limits and raising prices for catastrophe-exposed business. In addition, we are evaluating our use of reinsurance on catastrophe-exposed books of business. These actions may reduce, possibly significantly, our writings in certain classes of catastrophe-exposed business.”

We advise you supplementally that we utilize, among other tools, a third party catastrophe modeling software that is widely used throughout the property and casualty insurance industry. Following the 2005 Hurricanes, it was determined that the software’s estimated damage factors for high category hurricanes were too low. The software has since been revised by its vendor to better take into account the potential damage when high category hurricanes make landfall in the U.S. mainland.

As new information has become available, we have updated our disclosure regarding losses from the hurricanes and the assumptions used to estimate reserves for catastrophe-

exposed business. For example, in our Form 10-Q for the period ended March 31, 2006, we state the following on page 16:

“The combined ratio for the quarter ended March 31, 2006 included $48.0 million, or 9 points, of additional losses on the 2005 Hurricanes. This development was primarily concentrated in our contract property and delegated authority books of business included in the Excess and Surplus Lines and London Insurance Market segments. Business written in these divisions typically focuses on small-to-medium commercial insureds and is placed by a network of wholesale agents. At December 31, 2005, our contract property and delegated authority divisions had significant numbers of hurricane claims reported for which they had not received loss adjustment reports in order to set specific case reserves. Based on the loss adjustment reports received in the first quarter, the average severity per claim was determined to be significantly higher than had been estimated at December 31, 2005. Since December 31, 2005, the number of claims without loss adjustment reports has decreased significantly and we have reserved any unadjusted claims at amounts that are comparable to the average amount paid on similar settled and closed claims. While we believe our reserves for the 2005 Hurricanes as of March 31, 2006 are adequate, we continue to closely monitor reported claims and will adjust our estimates of gross and net losses as new information becomes available.”

As new information becomes available and to the extent that our actual experience on the 2005 Hurricanes changes materially, we will update our disclosure relative to loss development on hurricanes, including discussion of changes to key assumptions used to estimate loss reserves.

6.	You disclose that a 5% change in the December 31, 2005 unpaid losses and loss adjustment expenses would produce a $202 million change to pre-tax earnings. This disclosure does not describe the sensitivity of your reserve estimate to changes in key assumptions. Please quantify for us in disclosure-type format the impact that “reasonably likely” changes in your key assumptions used in your reserve estimate would have on reported results, financial position and liquidity. We believe that disclosure for lines of business that have or are expected to exhibit volatility is particularly important. Examples of such lines of business appear to be your brokered excess and surplus lines and professional/products liability. Explain why you believe the scenarios quantified are “reasonably likely.” Your quantification of the income statement impact of a 5% change in insurance reserves does not appear to accomplish this objective.

Our disclosure of the effect of a 5% change in estimate on the December 31, 2005 loss reserves is not intended to describe the sensitivity of our reserve estimate to changes in key assumptions nor is this quantification intended to reflect a “reasonably likely”

scenario. The 5% change is included to illustrate that a small percentage change in estimates of this magnitude will result in a material effect on reported earnings.

With respect to “disclosure for lines of business that have or are expected to exhibit volatility,” we believe that the appropriate context for a discussion quantifying the amount and cause of the volatility is in the Results of Operations section of MD&A, which begins on page 83. For example, the adverse development within the Investors Brokered Excess and Surplus Lines unit from 2003 to 2005 is quantified in the last paragraph on page 86 and the fourth and fifth paragraphs on page 87. A description of what caused this volatility is disclosed in the first paragraph on page 87 as follows:

“…actual reported claims, primarily on the 1999 to 2002 accident years, have exceeded expectations resulting in our actuaries revising their estimates of our ultimate losses at this unit. The losses experienced since 2002 have been concentrated in our casualty book of business, primarily on the general and products liability programs. In these programs, we have been adversely impacted by the geographic concentration of unfavorable litigation for construction-related exposures included in our commercial and residential contractors book of business in New York and California. As a result of these factors, the estimation of ultimate losses at this unit has been subject to greater volatility. We are closely monitoring claims processing and development patterns at this unit and no longer write contractors business in either California or New York.”

We have expanded our volatility-related disclosure in the revised Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to identify lines of business that are subject to greater volatility, including long-tailed business and A&E exposures. In the revised Critical Accounting Estimates discussion, we have also added a cross reference to our Claims and Reserves table on page 98, which displays the historical development of our reserves.

In future filings, we will continue to discuss and quantify, as appropriate, the impact from lines of business that have or are expected to exhibit volatility as part of our discussion of Results of Operations in MD&A.

7.	Your reinsurance ceded activities appear to have a material impact on your results of operations and your accounting for the related cost of reinsurance appears to require estimates. You disclose that the cost of reinsurance ceded is amortized over the reinsurance contract period in proportion to the amount of insurance protection provided, while profit sharing and ceding commissions are netted against deferred acquisition costs and recognized when “earned.” Please provide to us, in disclosure-type format, a description of the judgments and uncertainties surrounding this estimate and the impact on your financial statements. Within your response, please provide the following information:

Accounting for the cost of reinsurance, including the amortization of reinsurance premiums, generally does not require management to make estimates.

•	Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.

•	Describe the process for determining amortization of the cost of reinsurance, including key assumptions in your calculation (e.g. estimate of ultimate premium).

Our reinsurance treaties are prospective contracts. In accordance with paragraph 27 of FAS 113, the cost of reinsurance is initially recorded as prepaid reinsurance premiums and is amortized over the reinsurance contract period in proportion to the amount of insurance protection provided (see page 40). Reinsurance premiums are amortized in a manner similar to how insurance premiums are earned, that is on a pro-rata basis over the treaty (policy) period.

•	Quantify the net impact on your operating results resulting from cost of reinsurance ceded activities for each period presented. Include all economic elements under these reinsurance contracts.

The net impact on operating results resulting from the cost of reinsurance ceded activities is quantified on pages 62 and 63 in the notes to consolidated financial statements and is discussed on pages 91, 92, 98 and 100 in MD&A.

•	Clarify how profit sharing and ceding commissions are “earned.” Also, you state that profit sharing ceding commissions are netted against deferred acquisition costs. However, your disclosure in Note 4 shows no such netting activity. Explain this apparent inconsistency.

In future filings, we will remove the reference to profit sharing and ceding commissions from footnote 1, item k) “Revenue Recognition” (see page 40) as these amounts are not reported within operating revenues on our consolidated statements of income and comprehensive income, but rather are netted against policy acquisition costs. To clarify how ceding commissions are accounted for and recorded within deferred acquisitions costs, footnote 1, item f) “Deferred Policy Acquisition Costs” (see page 39) will be revised as follows:

“Costs directly related to the acquisition of insurance premiums, such as commissions to agents and brokers, are deferred and amortized over the related policy period, generally one year. Commissions received related to reinsurance premiums ceded are netted against broker commissions and other acquisition costs in determining acquisition costs eligible for deferral. To the extent that future policy revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company does not consider anticipated investment income in determining whether a premium deficiency exists.”

•	Quantify the amount by which estimated gross losses on Hurricane Katrina exceeded coverage provided under various reinsurance treaties.

We advise you supplementally that at December 31, 2005, our estimated gross losses related to Hurricane Katrina exceeded the coverage provided by our various reinsurance programs by $52.6 million. In the second paragraph on page 85, we disclosed that any deterioration or improvement related to Hurricane Katrina losses will increase or decrease our net losses by the amount of such deterioration or improvement.

•	Include a description and quantification of the additional reinsurance coverage purchased in 2005 to cover emerging losses from Hurricane Katrina and the expected impact on future loss development.

We have not purchased any additional (retrospective) reinsurance to cover emerging losses from Hurricanes Katrina, Rita or Wilma. As discussed in the second paragraph on page 85, we did provide for one reinstatement of coverage in accordance with the terms of our reinsurance contracts. This reinstatement replaced limits that were exhausted by the loss events of Hurricane Katrina. We further discuss that after Hurricanes Rita and Wilma we purchased additional reinsurance to replace a portion of the programs utilized by those loss events. The additional reinsurance purchased provides cover for future potential catastrophic events.

8.	You disclose that your ten largest reinsurers account for 62% of the $1.9 billion reinsurance recoverable at December 31, 2005. However, your default experience appears to be material to operating results. We believe that your discussion in critical accounting estimates could be improved to better explain the judgments and uncertainties related to your determination of the reinsurance allowance for doubtful accounts, particularly for exposures arising from the remaining 38% of reinsurance recoverable. Please provide an expanded discussion in disclosure-type format that explains the impact of different conditions or assumptions on your estimates.

Focus on those exposures relating to the remaining 38% of reinsurance recoverable.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, as provided in Appendix A, to better explain the judgments and uncertainties relative to reinsurance recoverable exposures.

Underwriting Results, pages 84-90

9.	Your MD&A quantifies and discusses consolidated underwriting profit (loss) for each year presented. Although you evaluate financial performance of your individual segments based on this measure, please avoid using it to measure consolidated results of operations. Unless this presentation is in the context of a reconciliation of a consolidated segment measure to the corresponding consolidated financial statement total as required by FAS 131, such as your presentation in Note 18, Segment Reporting Disclosures, we believe that this measure represents a non-GAAP measure that must comply with Item 10 of Regulation S-K. Refer to Question 21 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Please discontinue presentation of the measure or provide us in disclosure-type format the disclosure required by Item 10(e) of Regulation S-K.

As discussed with Mr. Peklenk and Mr. Rosenberg in connection with your comment letter dated January 7, 2005, this disclosure is necessary to understand and explain the information included in the financial statements and accompanying notes. As noted in our response dated January 19, 2005, we have included on page 83 a reconciliation of underwriting profit (loss) to net income – a comparable GAAP financial measure. We then discuss the components of net income, including underwriting profit (loss), used by management in evaluating our performance. We have also enhanced the segment disclosures to discuss underwriting profit (loss) applicable to each segment. We believe this disclosure is consistent with Item 10(e) of Regulation S-K.

10.	You strengthened reserves at Investors’ Brokered Excess and Surplus Lines unit in successive years by $35.4 million in 2005, $55.3 million in 2004 and $91.1 million in 2003. Additionally, you released reserves for the Shand Professional/Products Liability unit in successive years by $96.1 million in 2005, $36.0 million in 2004 and $27.9 million in 2003. While you attribute these adverse and favorable changes in loss development to specific product lines and accident years, you did not adequately discuss the variation between initial assumptions and actual experience, justify the timing of such changes in estimate, or explain how this recent experience has changed your expectation about the impact of emerging loss trends on future operating results. As indicated in our prior comment letter dated January 7, 2005, we believe that investors’ understanding of the timing of changes to key assumptions to properly reflect emerging new trends in your loss experience is particularly important. Please provide an expanded discussion in disclosure-type format that includes quantification of the difference between your initial reserve assumptions and actual experience, the new events or information considered in revising your assumptions, such as internal and external trend data, and how you provided for the continuing impact of such experience trends in your reserve estimate for each year presented. Ensure your disclosure adequately justifies the timing of each change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

With regard to the favorable prior years’ loss reserve development at the Shand Professional/Products Liability unit, the disclosure provided in the first and second paragraphs on page 86 and the third paragraph on page 87 attributes the overall changes in loss development to specific accident years and product lines, highlights why the changes occurred (e.g., “more favorable rates and terms associated with a hard insurance market”), justifies the timing for such changes (e.g., “As actual losses on these accident years have been reported, it has become more likely that underwriting results will prove to be better than originally estimated…”) and explains why the trend that appears to have emerged may or may not be indicative of future results (e.g., “we caution readers not to place undue reliance on this positive trend” and “Similar to the impact of the hardening of the insurance market that began in 2000…, the impact of the softening insurance market on our underwriting results cannot be fully quantified in advance.”).

Similarly, the disclosure provided in the last paragraph on page 86 and the first paragraph on page 87 explains the adverse experience at our Investors Brokered Excess & Surplus Lines unit. This disclosure addresses the specific product lines and accident years that produced the majority of the adverse development, why the changes in loss development occurred (e.g., “increased severity on reported claims” and “a higher than expected incidence of newly reported claims”) and why the timing of such changes was justified (e.g., “In each of the periods presented…actual reported claims, primarily on the 1999 to 2002 accident years, have exceeded expectations resulting in our actuaries revising their estimates of our ultimate losses at this unit” and “we have been adversely impacted by the geographic concentration of unfavorable litigation for construction-related expenses”).

In future filings, we will continue to focus our discussion of prior years’ loss reserves on providing investors with sufficient information to understand the variations between our initial assumptions and actual experience, with particular emphasis on enhancing our disclosure relative to the timing of changes in reserve estimates. We also will be mindful of discussing the impact of emerging trends in our loss experience.

11.	You experienced adverse loss development related to your asbestos and environmental business of $31 million in 2005 and $55 million in 2003. Please provide in disclosure-type format more precise insight into the existence and effects on future operations and financial condition of known or emerging trends, events and uncertainties related to this business. Refer to our previous comment letter dated January 7, 2005. Ensure your disclosure clearly identifies the events or new information that caused the change in estimate and justifies the timing of the change in estimate, such as why recognition occurred in the periods that it did and was not required in earlier periods.

The disclosure in paragraph three on page 89 identifies the events and new information that caused our changes in estimate (e.g., “Bankruptcies of asbestos defendants coupled with significant increases in the number of claims from exposed, but not ill, individuals,” “an increase in the severity of losses on reported claims” identified during the 2005 review and “a higher than expected incidence of new claims and adverse appellate and bankruptcy court decisions” experienced in 2003) and justifies the timing of such changes (e.g., we indicate that the changes were a result of our annual actuarial review of our asbestos and environmental exposures). Further, with regard to trends and uncertainties, the discussion addresses the possible future effects to our business relative to asbestos and environmental exposures (e.g., “asbestos and environmental reserves are subject to significant uncertainty due to potential loss severity and frequency resulting from the uncertain and unfavorable legal climate” and “We seek to establish appropriate reserve levels for asbestos and environmental exposures; however, these reserves could be subject to increases in the future.”).

In future filings, we will continue to focus our discussion of prior years’ loss reserve development on A&E exposures, as appropriate, including highlighting any known or emerging trends and their effect on future operations and justifying the timing of any changes in estimate.

12.	Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance and commutation activities had on results of operations, cash flows and financial position for the periods presented. Also, discuss changes made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your future results of operations, cash flows and financial position. Describe and quantify any limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

The effect that ceded reinsurance activities had on results of operations and financial position is quantified on the consolidated balance sheets on page 34 and in the notes to consolidated financial statements on pages 62 and 63 and is discussed on pages 91, 92, 98 and 100 in MD&A. Commutation activities did not have a material impact on results of operations, cash flows or financial position for the periods presented. Should the effect of future commutations be material to the consolidated financial statements, we will expand our disclosure as necessary.

We discuss our reinsurance strategies, which have been applied consistently over time, on pages 92 and 93 (e.g. “we purchase reinsurance in order to reduce our retention on individual risks and enable us to write policies with sufficient limits to meet policyholder needs” and “we seek to offer products with limits that do not require significant amounts of reinsurance”). Our reinsurance strategies are further discussed on pages 24, 61 and 62. With respect to limitations on our ability to cede future losses on a basis consistent with historical results, we disclose on page 85 that, “we are evaluating our use of reinsurance on catastrophe-exposed books of business” and that “these actions may reduce, possibly significantly, our writings in certain classes of catastrophe-exposed business.”

In future filings, we will continue to discuss material changes in reinsurance market conditions, including limitations on our ability to cede future losses on a basis consistent with historical results, and their potential impact on expected operating results.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard R. Whitt, III
Richard R. Whitt, III
Senior Vice President and Chief Financial Officer

cc:	Alan I. Kirshner
D. Michael Jones
Nora N. Crouch

APPENDIX A

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amounts payable. We maintain reserves for specific claims incurred and reported (case reserves), reserves for claims incurred but not reported (IBNR reserves) and reserves for uncollectible reinsurance.

Reported claims are in various stages of the settlement process and the corresponding reserves for reported claims are based primarily on case-by-case evaluations of the individual claims. Case reserves consider our estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred. Each claim is settled individually based upon its merits and certain claims may take years to settle, especially if legal action is involved.

As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for incurred but not reported claims. U.S. GAAP requires that IBNR reserves be based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience.

We also evaluate and adjust reserves for uncollectible reinsurance based upon our collection experience, consideration of the financial condition of our reinsurers, collateral held and the development of the gross reserves.

Our ultimate liability may be greater or less than current reserves. In the insurance industry, there is always the risk that reserves may prove inadequate. We continually monitor reserves using new information on reported claims and a variety of statistical techniques. Any adjustments resulting from our reviews, including changes in estimates, will be recorded as a component of losses and loss adjustment expenses in the period of the change. Reserve changes that increase previous estimates of ultimate claims cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate claims cost are referred to as favorable development. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

Our consolidated balance sheet included estimated unpaid losses and loss adjustment expenses of $5.9 billion and reinsurance recoverable on unpaid losses of $1.8 billion at December 31, 2005. IBNR reserves were 54% of total unpaid losses and loss adjustment expenses at December 31, 2005. Due to inherent uncertainties in estimating these amounts, the actual ultimate amounts may differ from the recorded amounts. A small percentage change in estimates of this magnitude will result in a material effect on reported earnings. For instance, a 5% change in December 31, 2005 net unpaid losses and loss adjustment expenses would produce a $202 million change to pre-tax earnings.

Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates and determines its best estimate of loss reserves, which is recorded in our financial statements. Included within our liability for unpaid losses and loss adjustment expenses are reserves for asbestos and environmental (A&E) claims, which have developed slowly and typically have paid out many years after being reported. We monitor A&E exposures each quarter to ensure that we are aware of any significant changes. In addition, once a year, generally at the end of the third quarter, we conduct a detailed review of these exposures. Our procedures for determining the adequacy of loss reserves at the end of each interim period are otherwise substantially similar to the procedures applied at the end of the year.

To establish our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an expected ultimate loss ratio for each of our over 90 major product lines with input from our underwriting and claims associates. To determine the expected loss ratio for a particular line of business, we may utilize one or more actuarial reserving methods and select from these a single point estimate. We use a variety of methods to establish our expected loss ratios, all of which involve significant judgments and assumptions. These methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity data, internal loss experience, the experience of policyholders, industry experience and changes in market conditions, policy forms and exposures. For lines of business where statistical data is insufficient or unavailable, including new product lines and lines where there have been changes in claims reserving trends, the methods applied may require more judgment. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience or take into account changes in underwriting guidelines and risk selection.

A key assumption in most actuarial analyses is that past claims development patterns will repeat themselves in the future, absent a significant change in internal or external factors that influence the ultimate cost of our unpaid losses and loss adjustment expenses. Our estimates reflect implicit or explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes and recent trends in these factors. Our actuarial analysis, which is based on statistical analysis as discussed previously, also consists of reviewing internal factors that are difficult to statistically analyze, including underwriting and claims handling changes. In some of our markets, and where we act as a reinsurer, the timing and amount of information reported about underlying claims is in the control of third parties. This can also affect estimations and cause re-estimation as new information becomes available.

Our liabilities for unpaid losses and loss adjustment expenses can generally be categorized into two distinct groups, short-tail business and long-tail business. Given the time frame over which long-tail exposures are ultimately settled, there is greater uncertainty and volatility in these lines than in short-tail lines of business. Short-tail business refers to lines of business for which losses are usually known and paid shortly after the loss actually occurs. Short-tail coverages include, for example, property, accident and health, motorcycle, watercraft and marine hull exposures. Long-tail business describes lines of business for which specific losses may not be known and reported for some period and losses take much longer to emerge. Long-tail coverages consist of most casualty lines including, for example, professional liability, directors’ and officers’ liability, products liability and excess and umbrella exposures. Some factors that contribute to the uncertainty and volatility include: the inherent uncertainty in the length of payment and reporting development patterns; the possibility of future litigation, legislative or judicial change that might impact future loss experience relative to prior loss experience; and the inherent risk as to the potential lack of comparability of the underlying data used in performing loss reserve analyses given the various intricacies that exist within casualty lines of business.

Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. Using this philosophy, loss reserves are established for each of our product lines at management’s best estimate, which is generally higher than the corresponding actuarially calculated point estimate. In some cases, actuarial analysis, which is based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management’s perspective on these more subjective factors may differ from the actuarial perspective. As a result, the actuarially calculated point estimates are one of many factors that we consider as part of management’s quarterly review of loss reserves for each of our lines of business.

We also consider the range, or variability, of reasonably possible losses determined by company actuaries when establishing management’s best estimate for loss reserves. Using statistical models, our actuaries establish high and low ends of a range of reasonable reserve estimates for our continuing U.S. operations, which include the loss reserves held by our Excess and Surplus Lines and Specialty Admitted segments. Our actuaries have separately established high and low ends of a range of reasonable reserve estimates for Markel International and for our discontinued U.S. programs, both of which include A&E exposures.

At December 31, 2005, management’s best estimate of net reserves for unpaid losses and loss adjustment expenses, when aggregated across all lines of business, exceeded the actuarially calculated point estimate by approximately 4.5%. The difference between management’s best estimate and the actuarially calculated point estimate reflects different perspectives regarding the many subjective factors discussed above and the consistent application of our reserving philosophy. This difference should not be thought of as redundancy in loss reserves.

At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $2,113.6 million for our U.S. operations. The high and low ends of the actuarial range for this business as of December 31, 2005 were $2,158.9 million and $1,836.0 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $1,737.6 million for Markel International. The high and low ends of the actuarial range for this business as of December 31, 2005 were $1,881.3 million and $1,517.8 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $188.2 million for our discontinued U.S. programs. The high and low ends of the actuarial range for this business as of December 31, 2005 were $220.9 million and $151.1 million, respectively.

We caution readers not to place undue reliance on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges are not a true reflection of the potential volatility between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. The Claims and Reserves table on page 98 provides a summary of historical development between originally estimated loss reserves and ultimate claims costs and reflects cumulative deficiency in net reserves ranging between 4% (for 1997 and prior years) and 34% (for 2000 and prior years) of originally estimated loss reserves. The cumulative deficiency that occurred during those periods includes adverse loss reserve development on acquired books of business that were not subject to our underwriting discipline or reserving philosophy. We believe that, as a result of applying greater underwriting discipline, including improved risk selection and pricing and appropriate use of reinsurance for business currently being written, total recorded loss reserves, excluding A&E exposures, is unlikely to vary to the same degree as noted in the table. Readers also should note that due to the actuarial methods used to determine the separate ranges for each of these areas of our business, it is not appropriate to aggregate the high or low ends of the separate ranges to determine the high and low ends of the actuarial range on a consolidated basis.

We place less reliance on the ranges established for Markel International and for our discontinued U.S. programs than on the range established for our continuing U.S. operations. At Markel International, we estimate that approximately one-quarter of the exposures included in the established range are related to acquired lines of business, many of which are no longer being written, that were not subject to our underwriting discipline and controls. Additionally, A&E exposures, which are subject to an uncertain and increasingly unfavorable legal environment, account for approximately two-thirds of the loss reserves considered in the range established for our discontinued U.S. programs.

Our exposure to A&E claims results from policies written by acquired insurance operations before their acquisitions. The exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met. A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, we began underwriting CGL coverage with pollution exclusions, and in some lines of business we began using a claims-made form. These changes significantly reduced our exposure to future A&E claims on post-1986 business.

There is significant judgment required in estimating the amount of our potential exposure from A&E claims due to the limited and variable historical data on A&E losses as compared to other types of claims, the potential significant reporting delays of claims from insureds to insurance companies and the continuing evolution of laws and judicial interpretations of those laws relative to A&E exposures. Due to these unique aspects of A&E exposures, the ultimate value of loss reserves for A&E claims cannot be estimated using traditional methods and is subject to greater uncertainty than other types of claims. Other factors contributing to the significant uncertainty in estimating A&E reserves include: uncertainty as to the number and identity of insureds with potential exposure; uncertainty as to the number of claims filed by exposed, but not ill, individuals; uncertainty as to the settlement values to be paid; difficulty in properly allocating responsibility and liability for the loss, especially if the claim involves multiple insurance providers or multiple policy periods; growth in the number and significance of bankruptcies of asbestos defendants; uncertainty as to the financial status of companies that insured or reinsured all or part of A&E claims; and inconsistent court decisions and interpretations with respect to underlying policy intent and coverage.

Due to these uncertainties, it is not possible to estimate our ultimate liability for A&E exposures with the same degree of reliability as with other types of exposures. Future development will be affected by the factors mentioned above and could have a material effect on our results of operations, cash flows and financial position. As of December 31, 2005, our consolidated balance sheet included estimated net reserves for A&E losses and loss adjustment expenses of $211.3 million. We seek to establish appropriate reserve levels for A&E exposures; however, these reserves could be subject to increase in the future. We have established A&E reserves without regard to the potential passage of asbestos reform legislation. These reserves are not discounted to present value and are forecasted to pay out over the next 50 years.

Reinsurance recoverables recorded on insurance losses ceded to reinsurers under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers, may change and these changes may affect the reinsurers’ willingness and ability to meet their contractual obligation to us. It is also difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurers fail to meet their obligations under the reinsurance contracts.